Exhibit 99.1

iDreamSky Reports First Quarter 2015 Unaudited Financial Results

SHENZHEN, China, June 1, 2015 (GLOBE NEWSWIRE) — iDreamSky Technology Limited (“iDreamSky” or the “Company”) (NASDAQ: DSKY), China’s leading independent mobile game publishing platform, today reported unaudited financial results for the first quarter ended March 31, 2015. The Company will host a conference call to discuss the results at 8:00 a.m. EDT (or 8:00 p.m. Beijing/Hong Kong Time) on June 1, 2015.

Quarterly Highlights

•	Total revenues were RMB371.9 million (US$60.0 million1), up 113.6% from the same quarter last year, and up 13.2% sequentially.

•	Gross profit was RMB143.4 million (US$23.1 million), up 96.8% from the same quarter last year, and up 13.1% sequentially.

•	Net income was RMB37.2 million (US$6.0 million), up 12.2% from the same quarter last year, and up 27.8% sequentially.

•	Non-GAAP adjusted net income[2] was RMB57.4 million (US$9.3 million), up 72.4% from the same quarter last year, and up 14.1% sequentially.

•	Average revenue per paying user (“ARPPU”) was RMB15.9 (US$2.6), up 40.7% from the same quarter last year, and the same as in the last quarter.

•	Average monthly active users (“MAUs”) were 118.6 million, up 20.7% from the same quarter last year, and up 7.2% sequentially.

•	Average monthly paying users (“MPUs”) were 7.8 million, up 52.9% from the same quarter last year, and up 13.0% sequentially.

Mr. Michael Chen, Chief Executive Officer of iDreamSky, commented, “We are very excited about our first quarter 2015 results, which demonstrate our strong business momentum and our sustainable capabilities in publishing mobile games in the China market. Specifically, we grew our average MAUs by 20.7% year-over-year to 118.6 million and our average MPUs by 52.9% year-over-year to 7.8 million. Additionally, our paying ratio increased to 6.6% from 5.2% in the same period of the prior year. Moreover, iDreamSky was the largest independent mobile publishing platform in China with a market share of 28.1% in the first quarter of 2015, according to Analysys International, or Analysys, an independent market research firm.

[1]	The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the noon buying rate of RMB6.1990 to US$1.00 as published by the Federal Reserve Bank of New York on March 31, 2015. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this release could have been, or could be, converted at such rate or at all. The percentages stated are calculated based on the RMB amounts.
[2]	Non-GAAP adjusted net income is net income adjusted by excluding share-based compensation expenses, share of loss from equity investments and impairment loss from cost method investment. Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

These impressive results were fueled by our strong understanding of Chinese mobile game players’ rapidly evolving spending habits, our continued efforts to optimize payment solutions for mobile game players, as well as our effective approach in marketing and promoting our game products. Going forward, we will remain steadfast in executing our strategies for our games and platforms, and continue to grow our user base and fortify our position as a leading independent mobile game publishing platform in China.”

Mr. Jun Zou, Chief Financial Officer of iDreamSky, stated, “Driven by both the strong performance of our existing games and increasingly diversified content offerings and pipeline, we successfully delivered record total revenue of RMB371.9 million. Our increasing average MAUs, increasing paying ratio and higher ARPPU demonstrate our ability to continue attracting new users and monetizing our games. Realizing the need to magnify the success of our strong product portfolio and teams, we increased our investments in R&D during the first quarter to support them with advanced data analytic capabilities and technology. Looking ahead, we remain confident that by continuing to pursue the most valuable categories of games and enhancing the gaming experience of our users, we will continue to expand our market share and deliver sustainable shareholder value.”

Key Operating Data

	For the Three Months Ended
	March 31, 2014		December 31, 2014		March 31, 2015
	(in millions, except RMB and dollar amounts and percentages)

Downloads and activations(1)		73.9		108.3		113.6
Average MAUs(2)		98.3		110.6		118.6
Average DAUs(3)		25.8		26.2		28.4
Average MPUs(4)		5.1		6.9		7.8
ARPPU(5)	RMB	11.3	RMB	15.9	RMB	15.9 (US$2.6)
Paying ratio(6)		5.2%		6.2%		6.6%

(1)	“Downloads and activations” refer to a completed download and installation of one of Company’s mobile games that successfully connects to the Company’s SDK network through log-in or registration by a user.
(2)	“MAUs” refer to the number of unique accounts that interacted with the Company’s SDK network in a particular month. Average MAUs for a particular period is the average of the MAUs in each month during that period. An individual who has more than one unique account that interacted with the Company’s SDK network is counted as more than one active user.
(3)	“Daily active users,” or “DAUs,” refer to the number of unique accounts that interacted with the Company’s SDK network in a particular day. Average DAUs for a particular period is the average of the DAUs in each day during that period. An individual who has more than one unique account that interacted with the Company’s SDK network is counted as more than one active user.
(4)	“MPUs” refer to the number of unique accounts through which a payment is made in the Company’s mobile games in a particular month. Average MPUs for a particular period is the average of the MPUs in each month during that period. An individual who has more than one unique account through which a payment is made is counted as more than one paying user.
(5)	“ARPPU” refers to the average amount of the revenue generated from each of the Company’s paying users.
(6)	“Paying ratio” for a given quarter equals to average MPUs divided by average MAUs for that quarter.

Operating Review

Users

•	Average MAUs in the first quarter of 2015 were 118.6 million, up 20.7% from 98.3 million in the first quarter of 2014 and up 7.2% from 110.6 million from the fourth quarter of 2014.

•	Average DAUs in the first quarter of 2015 were 28.4 million, up 10.1% from 25.8 million in the first quarter of 2014 and up 8.4% from 26.2 million in the fourth quarter of 2014.

•	Total number of downloads and activations was 113.6 million in the first quarter of 2015, up 53.7% from 73.9 million in the first quarter of 2014 and up 4.9% from 108.3 million in the fourth quarter of 2014.

The year-over-year increase in average MAUs and average DAUs for the first quarter of 2015 was primarily due to the continued popularity of existing games as the Company (i) offered new and improved functionalities, gameplay options, and game editions to maintain user interest, (ii) increased cross-promotion activities to enhance user engagement and (iii) ran promotional events to reward user loyalty, all of which contributed to higher user retention on the Company’s game platform. The Company’s enlarged game portfolio also contributed to user acquisition and retention. As of March 31, 2015, the Company operated 56 games, compared to 38 as of March 31, 2014.

Furthermore, the Company introduced new and enhanced existing platform services, including leaderboards and user tournaments that enable in-game interaction, competition and social networking among users, which help make the Company’s mobile game publishing platform more engaging to users.

The sequential increase in average MAUs and average DAUs for the first quarter of 2015 was due to seasonality, as users typically have more time to play games in the first quarter of each year, which has more public holidays and school breaks. In addition, the effects of seasonality are more prominent for the Company’s casual games, which are played by more students than mid- and hardcore games are, are affected by seasonality to a greater extent.

In the first quarter of 2015, the Company maintained its leading position as the largest independent mobile game publishing platform in China, with a market share of 28.1% by number of active users, according to Analysys.

Monetization

•	Average MPUs in the first quarter of 2015 were 7.8 million, up 52.9% from 5.1 million in the first quarter of 2014 and up 13.0% from 6.9 million in the fourth quarter of 2014.

•	Paying ratio in the first quarter of 2015 was 6.6%, up from 5.2% in the first quarter of 2014 and 6.2% in the fourth quarter of 2014.

•	ARPPU in the first quarter of 2015 was RMB15.9 (US$2.6), up 40.7% from RMB11.3 in the first quarter of 2014 and remained the same as that in the fourth quarter of 2014.

The year-over-year increases in average MPUs, paying ratio and ARPPU for the quarter were primarily due to the Company’s increasingly effective monetization strategies. The Company increased user spending by identifying and implementing new monetization points suitable for mobile users in China, optimizing its virtual goods merchandising strategy through data analysis, and maintaining user engagement through various platform services. The popularity of both the Company’s existing and new games was also a major factor for the enhanced monetization.

The sequential increases in average MPUs and paying ratio for the quarter was due to seasonality and the same factor contributing to the year-over-year increase in average MAUs and average DAUs as discussed above. While ARPPU for both casual and mid- and hardcore games increased sequentially, the Company’s casual games, which typically have lower ARPPU compared to mid- and hardcore games, grew faster in the first quarter. As a result, the Company’s combined ARPPU has remained stable sequentially.

Game Portfolio

As of March 31, 2015, the Company had a diversified portfolio of 29 casual games and 27 mid- and hardcore games, compared with 30 casual games and 27 mid- and hardcore games as of December 31, 2014. During the first quarter of 2015, the Company further diversified its game portfolio by introducing games of different genres.

In the first quarter of 2015, the Company introduced a number of new games, including Running Man , an endless running game based on a popular TV variety show in China, and Happy Dance , a music and dance mobile game. In the coming quarters, the Company will continue to pursue the most lucrative game categories and publish more high-quality games for our growing base of game players, including Monument Valley , a highly acclaimed mobile puzzle game, Yarudorashiru , a mythical RPG mobile game, Changing Universe , a game based on a popular online novel, as well as King of Battles , a fighting game developed by the Street Fighter product team.

Financial Review

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$
	(in thousands)
	(unaudited)
Financial Summary:
Total revenues	174,102	328,441	371,852	59,986
Gross profit	72,834	126,774	143,373	23,129
Operating income	43,488	30,103	48,313	7,794
Net income	33,165	29,106	37,210	6,003
Non-GAAP adjusted net income	33,276	50,271	57,364	9,254
Net (loss)/income attributable to Company’s ordinary shareholders	(812,338)	29,169	37,375	6,030

Revenues

Total revenues for the first quarter of 2015 were RMB371.9 million (US$60.0 million), representing an increase of 113.6% from RMB174.1 million for the first quarter of 2014 and an increase of 13.2% from RMB328.4 million for the fourth quarter of 2014.

The year-over-year and sequential increases in first quarter total revenues were primarily due to the significant increases in game revenues as a result of the continued popularity of the Company’s existing games, its enhanced game portfolio and effective monetization strategies. In addition, the sequential increase was also driven by effects of seasonality, as users typically have more time to play games during the winter holidays and the Chinese New Year holidays, both of which fell within the first quarter in 2015.

Cost of Revenues

Cost of revenues for the first quarter was RMB228.5 million (US$36.9 million), representing an increase of 125.6% from RMB101.3 million for the first quarter of 2014 and an increase of 13.3% from RMB201.7 million for the fourth quarter of 2014. Cost of revenues as a percentage of total revenues for the first quarter of 2015 was 61.4%, compared with 58.2% for the first quarter of 2014 and 61.4% for the fourth quarter of 2014.

The increase in cost of revenues as a percentage of total revenues from the same period last year was primarily due to (i) higher content provider costs for the Company’s mid- and hardcore games, which had an increased contribution to the Company’s total revenues during the quarter and whose revenue are accounted for on a gross basis and (ii) higher accumulated amortization expenses associated with games launched previously.

Gross Profit

As a result, the Company’s gross profit in the first quarter of 2015 was RMB143.4 million (US$23.1 million), representing an increase of 96.8% from RMB72.8 million for the first quarter of 2014 and an increase of 13.1% from RMB126.8 million for the fourth quarter of 2014.

Operating Income and Non-GAAP Adjusted Operating Income

Operating income in the first quarter of 2015 was RMB48.3 million (US$7.8 million), representing an increase of 11.1% from RMB43.5 million for the first quarter of 2014 and an increase of 60.5% from RMB30.1 million for the fourth quarter of 2014. Non-GAAP adjusted operating income for the first quarter of 2015, which is operating income excluding share-based compensation expenses, was RMB67.6 million (US$10.9 million), representing an increase of 55.1% from RMB43.6 million for the first quarter of 2014 and an increase of 37.2% from RMB49.3 million for the fourth quarter of 2014.

•	Research and development expenses. Research and development expenses in the first quarter of 2015 were RMB26.5 million (US$4.3 million), which accounted for 7.1% of total revenues, compared with 3.9 % in the first quarter of 2014 and 7.4% in the fourth quarter of 2014. The year-over-year increase was primarily due to increased employee costs, and in particular share-based compensation expenses. The sequential decrease was primarily due to economies of scale of the Company’s expanding business.

•	Sales and marketing expenses.

Sales and marketing expenses in the first quarter of 2015 were RMB34.1 million (US$5.5 million), which accounted for 9.2% of total revenues, compared with 7.2% for the first quarter of 2014 and 11.6% for the fourth quarter of 2014. The year-over-year increase was primarily due to increased spending on promotional activities in connection with the introduction of new games in the first quarter of 2015. The sequential decrease was due to the improved effectiveness of the Company’s targeted marketing and promotional activities.

•	General and administrative expenses. General and administrative expenses in the first quarter of 2015 were RMB34.5 million (US$5.6 million), which accounted for 9.3% of total revenues, compared with 6.5% for the first quarter of 2014 and 10.9% for the fourth quarter of 2014. The year-over-year increase was due to increased employee costs, in particular share-based compensation expenses. The sequential decrease was primarily due to economies of scale in the first quarter and payment of professional fees associated with the Company’s initial public offering in the fourth quarter of 2014.

Net Income and Non-GAAP Adjusted Net Income

The Company’s net income in the first quarter of 2015 was RMB37.2 million (US$6.0 million), representing an increase of 12.2% from net income of RMB33.2 million for the first quarter of 2014, and an increase of 27.8% from RMB29.1 million for the fourth quarter of 2014.

Non-GAAP adjusted net income in the first quarter of 2015, which is net income excluding share-based compensation expenses of RMB19.3 million (US$3.1 million) and share of loss from equity investments of RMB0.9 million (US$0.1 million), was RMB57.4 million (US$9.3 million), representing an increase of 72.4% from RMB33.3 million for the first quarter of 2014 and an increase of 14.1% from RMB50.3 million for the fourth quarter of 2014.

Net Income/(loss) Attributable to the Company’s Ordinary Shareholders

Net income attributable to the Company’s ordinary shareholders for the first quarter of 2015 was RMB37.4 million (US$6.0 million). This compares to a net loss attributable to the Company’s ordinary shareholders of RMB812.3 million for the first quarter of 2014 and a net income attributable to the Company’s ordinary shareholders of RMB29.2 million for the fourth quarter of 2014.

Basic and diluted net income per ADS for the first quarter of 2015 were RMB0.84 (US$0.12) and RMB0.84 (US$0.12), respectively. This compares to basic and diluted net loss per ADS of RMB79.20 and RMB79.20, respectively, for the first quarter of 2014, and basic and diluted net income per ADS of RMB0.68 and RMB0.64, respectively, for the fourth quarter of 2014.

Non-GAAP basic and diluted adjusted net income per ADS for the first quarter of 2015 were RMB1.32 (US$0.20) and RMB1.28 (US$0.20), respectively. This compares to non-GAAP basic and diluted adjusted net loss per ADS of RMB79.16 and RMB79.16, respectively, for the first quarter of 2014, and non-GAAP basic and diluted adjusted net income per ADS of RMB1.16 and RMB1.12, respectively, for the fourth quarter of 2014.

Cash and cash equivalents

Cash and cash equivalents were RMB900.5 million (US$145.3 million) as of March 31, 2015, down from RMB929.8 million as of December 31, 2014.

Outlook

For the second quarter of 2015, the Company expects its estimated total revenues to be between RMB378.0 million and RMB385.0 million, representing a year-over-year growth of approximately 101.9% to 105.7%. This forecast is based on the Company’s current view on its recent operational results, estimated performance of its games and general market conditions, which may fluctuate and are subject to change.

Conference Call Information

The Company will host an earnings conference call on Monday, June 1, 2015 at 8:00 a.m. Eastern Daylight Time or 8:00 p.m. Beijing/Hong Kong time to discuss the financial results. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong Toll Free:	800-905945
China Toll Free:	4001-201203

To join the conference, please inform the operator you are joining the “iDreamSky Technology Limited call.”

A telephone replay will be available after the conclusion of the conference call through 11:59 p.m. Eastern Daylight Time, June 8, 2015. The dial-in details for the replay are as follows:

International Toll:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Replay Access Code:	10066078

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of iDreamSky’s website at http://ir.idreamsky.com.

About iDreamSky

iDreamSky Technology Limited (NASDAQ: DSKY) was the largest independent mobile game publishing platform in China based on the number of active users in the first quarter of 2015, according to Analysys International, an independent market research firm. The Company believes that it has redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through its proprietary distribution channels as part of its broader publishing solution. Well-known international mobile game developers grant the Company access to the source codes of their games, allowing for greater control and efficiency in redesigning their games for the China market. The Company distributes these games through both its proprietary distribution channels and third-party channels, such as app stores and device pre-installations. The Company also operates games as a service, where the Company offers live game services and gains user insights through its multi-dimensional data analysis engine to drive ongoing game optimization and monetization. For more information, please visit http://ir.idreamsky.com

Safe Harbor Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire, retain and monetize users; the fact that a relatively small number of games continue to account for a substantial majority of the Company’s revenue, and declines in popularity of these games could harm its financial results; the Company’s ability to extend the life cycle of its existing popular games and to source and launch new popular games in a timely manner; the fact that revenues from new games may not be sufficient to offset declines in revenues in more mature games; market acceptance of new games and enhancements to existing games; the Company’s relationship with developers of popular games and its ability to enter into favorable revenue sharing arrangements with the developers; the Company’s relationship with China’s major mobile game distribution and payment processing platforms; the continued growth of the Company’s proprietary distribution channel and the effectiveness of cross-promotion on its platform; intense competition in the mobile game industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; general economic conditions and their impact on consumer spending, especially leisure spending; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Form 20-F filed by the Company on April 30, 2015. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude (i) share-based compensation expenses, (ii) impairment loss from cost method investment and (ii) share of loss from equity investments, as applicable. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. The Company has included the “adjusted net income” information because it is a key measure the Company uses to evaluate its operating performance, generate future operating plans and make strategic decision for the allocation of capital. However, non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

iDreamSky Contact:

For investor and media inquiries, please contact:

Ms. Caroline Dong

iDreamSky Technology Limited

E-mail: ir@idreamsky.com

Chenjiazi Zhong

ICR, Inc.

Tel: +1 646-450-5180

Email:ir@idreamsky.com

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and earnings per share)

	As of December 31	As of March 31
	2014	2015	2015
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	929,829	900,543	145,272
Short-term deposits	4,000	4,000	645
Accounts receivable	204,541	344,324	55,545
Amounts due from related parties	16,277	12,539	2,023
Prepayments and other current assets	189,424	198,320	31,992
Deferred tax assets	—	299	48

Total current assets	1,344,071	1,460,025	235,525

Non-current assets
Investments in equity investees	26,801	28,144	4,540
Prepayment and other non-current assets	46,256	3,324	536
Available-for-sale securities	19,852	26,069	4,205
Property and equipment, net	15,901	15,333	2,473
Deferred tax assets	—	763	123
Intangible assets, net	97,505	172,280	27,792

Total non-current assets	206,315	245,913	39,669

Total assets	1,550,386	1,705,938	275,194

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	182,663	182,273	29,404
Deferred revenue	41,411	40,967	6,609
Accruals and other current liabilities	47,286	45,455	7,330
Short-term bank loans	20,000	110,000	17,745
Income tax payable	5,781	16,450	2,654
Amounts due to related parties	18,706	12,739	2,055

Total current liabilities	315,847	407,884	65,797

Non-current liabilities
Deferred income tax liability	27,005	29,189	4,709
Deferred government subsidies	—	6,100	984

Total non-current liabilities	27,005	35,289	5,693

Total liabilities	342,852	443,173	71,490

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and earnings per share)

	As of December 31	As of March 31
	2014	2015	2015
	RMB	RMB	US$

Shareholders’ equity
Ordinary shares (US$0.0001 par value)	107	107	17
Treasury stock	—	(5,030)	(811)
Additional paid-in capital	2,460,677	2,479,953	400,056
Statutory reserves	5,237	5,237	845
Accumulated deficits	(1,248,020)	(1,210,645)	(195,297)
Accumulated other comprehensive income/(loss)	(10,693)	(6,988)	(1,127)

Total iDreamSky Technology Limited shareholders’ equity	1,207,308	1,262,634	203,683

Non-controlling interest	226	131	21

Total shareholders’ equity	1,207,534	1,262,765	203,704

Total liabilities and shareholders’ equity	1,550,386	1,705,938	275,194

IDREAMSKY TECHNOLOGY LIMITED

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and earnings per share)

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Game revenue	173,968	328,303	371,327	59,901
Other revenue	134	138	525	85
Total revenues	174,102	328,441	371,852	59,986

Cost of revenues	(101,268)	(201,667)	(228,479)	(36,857)
Gross profit	72,834	126,774	143,373	23,129

Operating expenses:
Research and development expenses	(6,799)	(24,445)	(26,506)	(4,276)
Sales and marketing expenses	(12,460)	(37,969)	(34,148)	(5,509)
General and administrative expenses	(11,281)	(35,834)	(34,473)	(5,561)
Total operating expenses	(30,540)	(98,248)	(95,127)	(15,346)

Other gain, net	1,194	1,577	67	11
Operating income	43,488	30,103	48,313	7,794

Other (expenses)/income:
Interest income	39	1,157	5,553	896
Foreign exchange (loss)/gain and others	(598)	6,413	(3,987)	(643)
Impairment loss from cost method investment	—	(1,499)	—	—
Share of losses from equity method investment	(29)	(496)	(878)	(142)
Income before income tax	42,900	35,678	49,001	7,905
Income tax expense	(9,735)	(6,572)	(11,791)	(1,902)
Net income	33,165	29,106	37,210	6,003
Less: Net income/(loss) attributable to the non-controlling interest shareholders	502	(63)	(165)	(27)
Net income attributable to iDreamSky Technology Limited	32,663	29,169	37,375	6,030
Accretion to convertible redeemable preferred shares redemption value	(845,001)	—	—	—
Net (loss)/income attributable to ordinary shareholders	(812,338)	29,169	37,375	6,030

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	33,165	29,106	37,210	6,003
Other comprehensive income:
Foreign currency translation adjustments, net of tax	(5,868)	(5,230)	3,705	598
Comprehensive income	27,297	23,876	40,915	6,601
Less: Comprehensive income /(loss) attributable to the non-controlling interest	502	(63)	(165)	(27)
Comprehensive income attributable to iDreamSky Technology Limited	26,795	23,939	41,080	6,628

Net (loss)/income per share attributable to the ordinary shareholders of iDreamSky Technology Limited
-Basic(RMB)	(19.80)	0.17	0.21	0.03
-Diluted(RMB)	(19.80)	0.16	0.21	0.03

Net (loss)/income per ADS attributable to the ordinary shareholders of iDreamSky Technology Limited
-Basic	(79.20)	0.68	0.84	0.12
-Diluted	(79.20)	0.64	0.84	0.12

Share-based compensation expense included in:
- Cost of revenues	22	184	184	30
- Research and development expenses	43	5,073	5,080	819
- Sales and marketing expenses	—	126	126	20
- General and administrative expenses	17	13,787	13,886	2,240

IDREAMSKY TECHNOLOGY LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for number of shares and earnings per share)

	For the three months ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP operating income	43,488	30,103	48,313	7,794
Share-based compensation expense	82	19,170	19,276	3,109
Non-GAAP operating income	43,570	49,273	67,589	10,903

Net income	33,165	29,106	37,210	6,003
Share-based compensation expense	82	19,170	19,276	3,109
Share of loss from equity investments	29	496	878	142
Impairment loss from cost method investment	—	1,499	—	—
Non-GAAP net income	33,276	50,271	57,364	9,254

Net income attributable to iDreamSky	32,663	29,169	37,375	6,030
Share-based compensation expense	82	19,170	19,276	3,109
Share of loss from equity investments	29	496	878	142
Impairment loss from cost method investment	—	1,499	—	—
Non-GAAP net income attributable to iDreamSky	32,774	50,334	57,529	9,281

Net (loss)/income attributable to common shareholders	(812,338)	29,169	37,375	6,030
Share-based compensation expense	82	19,170	19,276	3,109
Share of loss from equity investments	29	496	878	142
Impairment loss from cost method investment	—	1,499	—	—
Non-GAAP net (loss)/income attributable to common shareholders	(812,227)	50,334	57,529	9,281

GAAP (loss)/income per share attributable to common shareholders
-Basic	(19.80)	0.17	0.21	0.03
-Diluted	(19.80)	0.16	0.21	0.03

GAAP (loss)/income per ADSs attributable to common shareholders
-Basic	(79.20)	0.68	0.84	0.12
-Diluted	(79.20)	0.64	0.84	0.12

Non-GAAP (loss)/income per share attributable to common shareholders
-Basic	(19.79)	0.29	0.33	0.05
-Diluted	(19.79)	0.28	0.32	0.05

Non-GAAP (loss)/income per ADSs attributable to common shareholders
-Basic	(79.16)	1.16	1.32	0.20
-Diluted	(79.16)	1.12	1.28	0.20

Weighted average number of common shares used in per share calculation:
-Basic	41,032,120	173,912,753	173,882,780	173,882,780
-Diluted	41,032,120	180,720,850	177,689,941	177,689,941

Weighted average ADSs used in per ADSs calculation:
-Basic	10,258,030	43,478,188	43,470,695	43,470,695
-Diluted	10,258,030	45,180,213	44,422,485	44,422,485